





UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34979

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BPU INVESTMENT MANAGEMENT INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE OXFORD CENTER, 301 GRANT ST., SUITE 3300
(No. and Street)

PITTSBURGH	PA	15219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL BRAHIM — 800-822-6585
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LALLY & CO., LLC
(Name – *if individual, state last, first, middle name*)

5700 CORPORATE DRIVE, SUITE 800	PITTSBURGH	PA	15237-5851
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, PAUL BRAHIM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BPU INVESTMENT MANAGEMENT INC., as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thus, the 7th day of February, 2017, before me Paul Brahim personally appeared and acknowledged that he executed & subscribed his name to this instrument.

[signature]
Signature

CEO
Title

[signature]
Notary Public

Commonwealth of Pennsylvania
County of Allegheny

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Rebecca L. Haugh, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Aug. 15, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPU INVESTMENT MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

DECEMBER 31, 2016

BPU INVESTMENT MANAGEMENT, INC.
DECEMBER 31, 2016

CONTENTS

Report of Independent Registered Public Accounting Firm and Financial Statements

Supplementary Information Pursuant to SEC Rule 17a-5



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **BPU Investment Management, Inc.** ("Company") as of December 31, 2016 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Lally & Co, LLC

Pittsburgh, Pennsylvania
February 24, 2017

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	38,970
Receivable from Broker-Dealers and Clearing Organizations		307,241
Securities Owned - Not Readily Marketable		2,162
Loans and Advances Receivable - Officers and Employees		343,217
Other Receivables		300,000
Prepaids and Other Assets		97,053
Furniture, Equipment, and Leasehold Improvements - At Cost, Less Accumulated Depreciation of Approximately $445,700		47,399
Total Assets	$	1,136,041

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$	202,172
Payable to Broker-Dealers and Clearing Organizations		5,988
Total Liabilities		208,160

Stockholders' Equity

Common Stock - Par Value $1 Per Share; 100,000 Shares Authorized; 65,000 Shares Issued and Outstanding		65,000
Retained Earnings		862,881
Total Stockholders' Equity		927,881
Total Liabilities and Stockholders' Equity	$	1,136,041

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2016

REVENUE

Investment Management Fees	$ 4,315,688
Commissions and Fees	945,962
Principal Transactions	650,638
Investment Banking Fees	160,202
Other Revenues and Gains	781,649
Total Revenue	6,854,139

EXPENSES

Employee Compensation and Benefits	3,994,356
Occupancy and Equipment	494,991
Professional Services	455,784
IT, Data, Research, and Communications	347,692
Clearing Charges	228,614
Travel and Entertainment	219,936
Investment Banking Commissions	147,200
Advertising and Marketing	112,389
Licenses and Registrations	73,756
Other Expenses	316,284
Total Expenses	6,391,002
Net Income	$ 463,137

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2016

Subordinated Borrowings - December 31, 2015	$	-
Increases		-
Decreases		-
Subordinated Borrowings - December 31, 2016	$	-

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock	Retained Earnings	Total
Balance - December 31, 2015	$ 65,000	$ 399,744	$ 464,744
Net Income	-	463,137	463,137
Balance - December 31, 2016	$ 65,000	$ 862,881	$ 927,881

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES

Net Income $ 463,137

Noncash Items Included in Net Income

Depreciation 34,432

Changes In

Receivable from/Payable to Broker-Dealers and Clearing Organizations	27,257
Securities Owned	468
Advances Receivable - Employees	(30,947)
Other Receivables	(300,000)
Prepaids and Other Assets	7,911
Accounts Payable, Accrued Expenses, and Other Liabilities	(82,520)
Payable to Broker-Dealers and Clearing Organizations	(18,345)
Securities Sold, Not Yet Purchased	(37,751)
Net Cash and Cash Equivalents From Operating Activities	63,643

INVESTING ACTIVITIES

Purchase of Equipment	(12,167)
Net Advances of Loans to Officers	(202,005)
Net Cash and Cash Equivalents From Investing Activities	(214,172)

Net Decrease in Cash and Cash Equivalents (150,529)

Cash and Cash Equivalents - Beginning 189,499

Cash and Cash Equivalents - Ending $ 38,970

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid During the Year for Interest $ 1,836

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION

BPU Investment Management, Inc. was incorporated in September 1985 and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and is also a federally registered investment advisor with the Securities and Exchange Commission ("SEC").

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branch offices in Pittsburgh as well as two additional branch offices in Greensburg and Uniontown, Pennsylvania. The Company executes principal and agency securities transactions, provides investment banking services, and manages investment portfolios.

2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of BPU Investment Management, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Estimates Used

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could vary from those estimates that were used.

Securities Transactions

The Company clears securities transactions through Pershing LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a settlement date basis generally the third business day following the trade date. In the opinion of management, the difference in settlement date versus trade date recording is not considered material to the financial statements.

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurement.

Cash and Cash Equivalents and Concentration of Credit Risk

The Company maintains balances on deposit with financial institutions and its clearing organizations. Those organizations are located in Pennsylvania and Massachusetts (financial institutions) and New Jersey (clearing organizations). The accounts maintained are insured either by the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SIPC"). At certain times during the year, the Company's cash balances may exceed the insured limits. The Company has not experienced any losses associated with those accounts.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentration of Credit Risk (Continued)

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Securities Owned

Securities are recorded at fair value in accordance with FASB ASC topic on Fair Value Measurements and Disclosures. Proprietary securities transactions are recorded on a settlement date basis. Securities owned are held in accounts with the Company's clearing broker and a mutual fund company. The securities accounts are insured by SIPC up to $500,000.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is estimated over the estimated useful lives of the assets on straight-line and accelerated methods for financial reporting purposes. Depreciation expense for the year ended December 31, 2016 amounted to $34,432.

Investment Management Fees

Investment management fees charged to customers are billed quarterly in advance and recognized on a pro rata basis over the quarter as earned.

Advertising and Marketing Costs

Advertising and marketing costs are charged to operations when the event takes place. Advertising and marketing expense was $112,388 in 2016.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes. Earnings and losses are included in the personal income tax returns of the stockholders and taxed depending on their personal tax rates. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP prescribes rules for the recognition, measurement, classification, and disclosure in the financial statements of uncertain tax positions taken or expected to be taken in the Company's tax return. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or disclosures.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax penalties and interest as a result of such a challenge. Generally, the Company's federal and state tax returns remain open for income tax examination for three years from the filing date.

Subsequent Events Evaluation

Subsequent events were evaluated through date the financial statements were issued, noting no material events requiring disclosure or recognition in the Company's financial statements.

3 - FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

FASB ASC topic on Fair Value Measurements defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the company has the ability to access.

Level 2: inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3: are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

3 - FAIR VALUE MEASUREMENTS (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Equities are valued at quoted market prices or at cost based on limited marketability.

There have been no changes in the methodologies used at December 31, 2016.

The following table summarizes the valuation of the assets and liabilities by the fair value hierarchy as described above as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities Owned:				
Equity Securities	$ -	$ -	$ 2,162	$ 2,162

There were no transfers between Level 1 and Level 2 during the year.

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2016:

	Balance January 1, 2016	Unrealized Gains (Losses)	Purchases and Sales	Balance December 31, 2016
Equity Securities	$ 2,630	$ (468)	$ -	$ 2,162

4 - RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consisted of the following:

Receivable from Broker-Dealers and Clearing Organization	$ 307,241
Payable to Broker-Dealers and Clearing Organization	$ 5,988
Deposits with Clearing Organizations	$ 100,000
Fees and Commissions Receivable	207,241
	$ 307,241
Payable to Broker-Dealers and Clearing Organization	$ 5,988

5 - EMPLOYEE BENEFITS AND DEFERRED COMPENSATION PLANS

The Company sponsors a profit sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees, as defined. Employees are eligible to participate as of the date of their employment. A contribution to the plan totaling $90,100 was recognized by the Company for the year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

6 - REVOLVING CREDIT LINE

Under the terms of a revolving credit agreement with a bank, the Company may borrow up to $300,000, which was fully available at December 31, 2016. Principal borrowings on the line are payable on demand and interest on advances is payable monthly at the prime rate plus .5% (4% at December 31, 2016). The line is collateralized with principally all assets of the Company and calls for stockholder guarantees. The credit line agreement also calls for periodic renewals.

7 - COMMITMENTS

Leases

The Company leases office space and equipment under several short-term and long-term agreements that expire in various years through 2019. Certain of the leases provide for renewal options. The leases are classified as operating leases. The lease agreements call for monthly base rents of approximately $35,000 at December 31, 2016. Currently the Company receives a monthly credit of approximately $4,000 for space not used in the Pittsburgh location, reducing the monthly base rents to approximately $31,000. Certain of the office space leases contain provisions for

7 - COMMITMENTS (CONTINUED)

Leases (continued)

additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended December 31, 2016, rent expense under the lease was $412,964 which is included under the captions "Occupancy and Equipment" and "Other Expenses" in the accompanying statement of income.

Approximately minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2016 for each of the next five years and in the aggregate are:

Year Ending December 31,		
2017	$	434,254
2018		419,636
2019		107,164
2020		3,576
2021		2,980
	$	967,610

Affiliation Agreement

The Company has an affiliation agreement to provide certain financial services to a third-party organization. Under the terms of the agreement, the Company compensates this affiliate at certain agreed-upon rates for revenues earned on investment banking or other services generated by the affiliate. For the year ended December 31, 2016, the Company earned $160,202 of revenue and incurred $147,200 of fees under this agreement, which are included in the accompanying statement of income.

8 - RELATED PARTY TRANSACTIONS

The Company occasionally makes loans and advances to certain of its officers and employees. At December 31, 2016, officer and employee loans and advances totaling $343,217 were outstanding and are included in the statement of financial condition under the caption "Loans and Advances Receivable - Officers and Employees". The loans and advances are due on demand and have interest rates of ranging from .2% and 1.36% per annum. For the statement of cash flows, cash flows from employee advances are considered operating activities, and cash flows from officer loans are considered investing activities.

The Company settled a dispute with a former owner of the Company which resulted in a settlement of $450,000, of which $150,000 was received in August 2016. The remaining $300,00 is included under "Other Receivables" on the Statement of Financial Condition. The remaining balance is expected to be paid in two equal annual installments.

9 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the Financial Industry Regulatory Authority. This rule requires that the Company's "aggregate indebtedness," as defined, not exceed fifteen times its "net capital," as defined. The Financial Industry Regulatory Authority may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1.

At December 31, 2016, the Company's net capital under the uniform net capital rule was $85,618 which exceeded the minimum capital requirements by $35,618. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 2.4 to 1.

10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transaction on either a cash or margin basis. In margin transaction, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the company to significant off-balance-sheet risk in the even margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the fair value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

11 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. However, in the opinion of management no claims presently exist, which after final disposition would have a resulting financial impact that would be material to the financial statements.

**SUPPLEMENTARY INFORMATION
PURSUANT TO SEC RULE 17a-5**



Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

Lally&Co.
CPAs and Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have audited the financial statements of **BPU Investment Management, Inc.** as of and for the year ended December 31, 2016, and have issued our report thereon dated February 24, 2017, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole.

The following supplemental information has been subjected to audit procedures performed in conjunction with the audit of **BPU Investment Management, Inc.'s** financial statements. The supplemental information is the responsibility of **BPU Investment Management, Inc.'s** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 24, 2017

BPU INVESTMENT MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2016

NET CAPITAL		
Stockholders' Equity	$	927,881
Deductions		
Non-allowable Assets:		
Furniture and Equipment - Net		47,399
Receivables from Broker Dealers		51,746
Other Assets		742,432
Other Deductions and/or Charges		686
Haircuts on Securities Owned		1
		842,263
Net Capital	$	85,618
AGGREGATE INDEBTEDNESS		
Total Liabilities	$	208,160
Aggregate Indebtedness	$	208,160
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Net Capital Requirement (Greater of 6-⅔% of Aggregate Indebtedness or $50,000)	$	50,000
Net Capital in Excess of Amount Required		35,618
Net Capital	$	85,618
Percentage of Aggregate Indebtedness to Net Capital		243%

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.
RECONCILIATION OF REPORTED NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2016

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of December 31, 2016)

Net Capital, as Reported in Company's Part IIA (Unaudited) FOCUS Report, as Originally Filed	$	85,618
Difference		-
Net Capital, as Reported in the Audited Financial Statements	$	85,618

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.
STATEMENT OF EXEMPTIONS FROM RESERVE REQUIREMENTS COMPUTATION
UNDER SEC RULE 15c3-3
DECEMBER 31, 2016

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2016.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Information Relating to the Possession or Control under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2016.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

See independent auditor's report on supplemental information.

BPU INVESTMENT MANAGEMENT, INC.

REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT

DECEMBER 31, 2016



Lally&Co.

CPAs and Business Advisors

BPU INVESTMENT MANAGEMENT, INC.
REPORT ON MANAGEMENT'S STATEMENTS IN THE EXEMPTION REPORT
DECEMBER 31, 2016

CONTENTS

Review Report



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
BPU Investment Management, Inc.
Pittsburgh, Pennsylvania

We have reviewed management's statements included in the accompanying Exemption Report, in which (1) **BPU Investment Management, Inc.** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **BPU Investment Management, Inc.** claimed an exemption from 17 C.F.R. § 240.15c3-3: (the "exemption provisions") and (2) **BPU Investment Management, Inc.** stated that **BPU Investment Management, Inc.** met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. **BPU Investment Management, Inc.'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **BPU Investment Management, Inc.'s** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lally & Co., LLC

Pittsburgh, Pennsylvania
February 24, 2017

SCHEDULE I

EXEMPTION REPORT



BPU
INVESTMENT MANAGEMENT INC.

Celebrating a Quarter Century
Invested in Your Interests

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 7, 2017

Lally & Co., LLC.
5700 Corporate Drive, Suite 800
Pittsburgh, PA 15237-5851

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

BPU Investment Management, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2016.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: ______________________

Name: Paul Brahim

Title: CEO

One Oxford Centre, 301 Grant Street, Suite 3300, Pittsburgh, PA 15219
Toll-free: 800 822 6585 P: 412 288 9150 F: 412 288 9180

a Registered Investment Advisor
Member FINRA/SIPC